UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

PARTY CITY HOLDCO INC.

(Exact name of registrant as specified in its charter)

DELAWARE	001-37344	46-0539758
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

80 Grasslands Road Elmsford, NY	10523
(Address of principal executive offices)	(Zip Code)

Michael A. Correale, Chief Financial Officer

(914) 345-2020

(Name and telephone number, included area code, of person to contact in connection with this report)

(Former name or former address, if changed since last report) : N/A

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act of 1934 (17 CFR 240. 13p-1) for the reporting period from January 1 to December 31, 2015

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

A Conflict Minerals Report is provided as an Exhibit to this Form SD and is available on the Investors page of our Internet website at: http://investor.partycity.com.

The information contained on the Company’s website is not incorporated by reference into this Form SD or the Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report for the calendar year ended December 31, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

PARTY CITY HOLDCO INC.

By:	/s/ Michael A. Correale
Name: Michael A. Correale
Title: Chief Financial Officer

Dated: May 24, 2016

Exhibit Index

Exhibit No.	Description

1.01	Conflict Minerals Report for the calendar year ended December 31, 2015.